UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                           COMMERCE ENERGY GROUP, INC.
                           ---------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    20061Q106
                                    ---------
                                 (CUSIP Number)

                                   Emily Mason
                             Covington & Burling LLP
                          One Front Street, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 591-7062
                            Facsimile: (415) 955-6562
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 25, 2007
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.       20061Q106
--------------------------------------------------------------------------------
                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only). Daniel Zeff
--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions) (a) [X]
                                 (b) [ ]
--------------------------------------------------------------------------------
                3. SEC Use Only
--------------------------------------------------------------------------------
                4. Source of Funds (See  Instructions)  N/A
--------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [ ].
--------------------------------------------------------------------------------
                6. Citizenship or Place of Organization United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

--------------------------------------------------------------------------------
                7. Sole  Voting Power  3,238,096
--------------------------------------------------------------------------------
                8. Shared Voting Power None
--------------------------------------------------------------------------------
                9. Sole Dispositive Power 3,238,096
--------------------------------------------------------------------------------
               10. Shared Dispositive Power None
--------------------------------------------------------------------------------
               11. Aggregate Amount  Beneficially Owned by Each Reporting Person
                   3,238,096
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11)
                   Excludes  Certain  Shares (See  Instructions)  [ ]
--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11) 10.7%
--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

CUSIP No.       20061Q106
--------------------------------------------------------------------------------
                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only). Spectrum Galaxy Fund Ltd.
--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions) (a) [X]
                                 (b) [ ]
--------------------------------------------------------------------------------
                3. SEC Use Only
--------------------------------------------------------------------------------
                4. Source of Funds (See Instructions)  N/A
--------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [ ].
--------------------------------------------------------------------------------
                6. Citizenship or Place of Organization  British Virgin Islands

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

--------------------------------------------------------------------------------
                7. Sole  Voting Power  1,421,864
--------------------------------------------------------------------------------
                8. Shared Voting Power None
--------------------------------------------------------------------------------
                9. Sole Dispositive Power 1,421,864
--------------------------------------------------------------------------------
               10. Shared Dispositive Power None
--------------------------------------------------------------------------------
               11. Aggregate Amount  Beneficially Owned by Each Reporting Person
                   1,421,864
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11)
                   Excludes  Certain  Shares (See  Instructions)  [ ]
--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11) 4.7%
--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

CUSIP No.       20061Q106
--------------------------------------------------------------------------------
                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only). Zeff Capital Partners I, L.P.
--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions) (a) [X]
                                 (b) [ ]
--------------------------------------------------------------------------------
                3. SEC Use Only
--------------------------------------------------------------------------------
                4. Source of Funds (See  Instructions)  N/A
--------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [ ].
--------------------------------------------------------------------------------
                6. Citizenship or Place of Organization  Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

--------------------------------------------------------------------------------
                7. Sole  Voting Power  1,816,232
--------------------------------------------------------------------------------
                8. Shared Voting Power None
--------------------------------------------------------------------------------
                9. Sole Dispositive Power 1,816,232
--------------------------------------------------------------------------------
               10. Shared Dispositive Power None
--------------------------------------------------------------------------------
               11. Aggregate Amount  Beneficially Owned by Each Reporting Person
                   1,816,232
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11)
                   Excludes  Certain  Shares (See  Instructions)  [ ]
--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11) 6.0%
--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

CUSIP No.       20061Q106
--------------------------------------------------------------------------------
                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only). Zeff Holding Company, LLC
--------------------------------------------------------------------------------
                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions) (a) [X]
                                 (b) [ ]
--------------------------------------------------------------------------------
                3. SEC Use Only
--------------------------------------------------------------------------------
                4. Source of Funds (See  Instructions)  N/A
--------------------------------------------------------------------------------
                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [ ].
--------------------------------------------------------------------------------
                6. Citizenship or Place of Organization  Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

--------------------------------------------------------------------------------
                7. Sole  Voting Power  1,816,232
--------------------------------------------------------------------------------
                8. Shared Voting Power None
--------------------------------------------------------------------------------
                9. Sole Dispositive Power 1,816,232
--------------------------------------------------------------------------------
               10. Shared Dispositive Power None
--------------------------------------------------------------------------------
               11. Aggregate Amount  Beneficially Owned by Each Reporting Person
                   1,816,232
--------------------------------------------------------------------------------
               12. Check if the Aggregate Amount in Row (11)
                   Excludes  Certain  Shares (See  Instructions)  [ ]
--------------------------------------------------------------------------------
               13. Percent of Class Represented by Amount in Row (11) 6.0%
--------------------------------------------------------------------------------
               14. Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.        Security and Issuer.

         This statement on Schedule 13D relates to the common stock (the "Common Stock") of Commerce Energy Group, Inc. (the "Company"), a Delaware corporation. The address of the Company's principal executive offices is 600 Anton Boulevard, Suite 2000, Costa Mesa, CA 92626.

Item 2.        Identity and Background.

          This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by Zeff Holding Company, LLC, a Delaware limited liability company ("Holding"), Zeff Capital Partners, I, L.P., a Delaware limited partnership ("Capital"), Spectrum Galaxy Fund Ltd., a company incorporated in the British Virgin Islands ("Spectrum"), and Daniel Zeff, and individual ("Zeff") (Holding, Capital, Spectrum and Zeff are hereinafter collectively referred to as the "Reporting Persons"). Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum. Zeff is the sole manager and member of Holding, which in turn serves as the general partner for Capital. Accordingly, the Reporting Persons are making a group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

          The address of the principal business and principal office of each of the Reporting Persons is 50 California Street, Suite 1500, San Francisco, CA 94111.

          The principal business of Zeff is that of investing in securities in his capacity as investment manager for Zeff Capital Offshore Fund and as sole manager of Holding. The principal business of Spectrum is that of investing in securities. The principal business of Capital is that of an investment partnership. The principal business of Holding is acting as general partner for Capital.

          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

          Zeff is a citizen of the United States. Spectrum is organized under the laws of the British Virgin Islands. Capital and Holding are organized under the laws of the State of Delaware.

Item 3.        Source and Amount of Funds or Other Consideration.

         This statement is not being filed in connection with any sale or purchase of Common Stock by the Reporting Persons. The Reporting Persons are making this filing to provide notice of their interest in encouraging the evaluation and negotiation of a potential acquisition transaction involving the Company and their solicitation of the same, as further described below in Item 4.

Item 4.        Purpose of Transaction.

         The Reporting Persons acquired shares of Common Stock of the Company for investment purposes in the ordinary course of their business.

         The Reporting Persons believe that the Company's operating performance is significantly lower than its potential performance. As such, the Reporting Persons intend to encourage the Company's Board of Directors to pursue strategic alternatives, including a cash merger, which may include some or all of the actions or matters described in Item 4 to Schedule 13D, in order to maximize shareholder value. Exhibit 99.2 to this Statement, which is incorporated herein by reference, is a letter from Daniel Zeff to Robert Perkins, Chairman of the Company's Board of Directors.

         The Reporting Persons may engage in discussions or negotiations with the Company, including its management or directors, with other stockholders of the Company and/or third parties with a view to encouraging or effecting strategic alternatives that the Reporting Persons believe will maximize stockholder value. Depending on various factors, including without limitation, the Company's financial performance, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, and future developments at the Company, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation:

     o    continuing to hold their shares for investment;

     o    purchasing additional shares of Common Stock;

     o    selling some or all of their shares of Common Stock;

     o    seeking to change the composition of the Board; or

     o changing their intention with respect to any and all matters referred to in this Item.


Item 5.        Interest in Securities of the Issuer.

          (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 30,385,868 shares of Common Stock outstanding as of June 11, 2007, as reported in the Company's Form 10-Q for quarterly period ended April 30, 2007.

          As of the close of business on July 30, 2007:

                  (i) Spectrum beneficially owns 1,421,864 shares of Common Stock constituting approximately 4.7% of the shares of Common Stock outstanding;

                  (ii) Capital beneficially owns 1,816,232 shares of Common Stock constituting approximately 6.0% of the shares of Common Stock outstanding;

                  (iii) Holding beneficially owns 1,816,232 shares of Common Stock held by Capital, of which Holding is the general partner, constituting approximately 6.0% of the shares of Common Stock outstanding; and

                  (iv) Zeff beneficially owns 3,238,096 shares of the Company's Common Stock comprised of 1,421,864 shares of Common Stock held by Spectrum (Zeff provides discretionary investment management services to Zeff Capital Offshore Fund, a class of shares of Spectrum) and 1,816,232 shares of Common Stock held by Capital (Zeff is the sole manger of Capital's general partner), in total constituting approximately 10.7% of the shares of Common Stock outstanding;

          (b) Spectrum has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 1,421,864 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Zeff as investment manager. Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 1,816,232 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Zeff as the sole manager of Holding, Capital's general partner.

          (c) Set forth below is a description of all reportable transactions in shares of Common Stock that have been effected by the Reporting Person during the past 60 days.


          The following sales were made by Capital:


                    Date           Price per share        Number of shares
                  7/24/07                $2.2                        9,400
                  7/24/07               $2.22                        5,100
                  7/24/07               $2.24                       17,000
                  7/24/07               $2.28                          100


          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None.

Item 7. Material to be Filed as Exhibits.

         Exhibit 99.1: Joint Filing Agreement, dated as of July 31, 2007, by and among the Reporting Persons.

         Exhibit 99.2: Letter, dated July 31, 2007, from Daniel Zeff to Robert Perkins, Chairman, Commerce Energy Group, Inc.

                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2007


                                           /s/ Daniel Zeff
                                           -------------------------------
                                           Daniel Zeff

                                           ZEFF HOLDING COMPANY, LLC

                                           By:/s/ Daniel Zeff
                                           Name: Daniel Zeff
                                           Title: Manager

                                           ZEFF CAPITAL PARTNERS I, L.P.
                                           By: Zeff Holding Company, LLC,
                                           as general partner

                                           By: /s/ Daniel Zeff
                                           Name: Daniel Zeff
                                           Title: Manager

                                           SPECTRUM GALAXY FUND LTD.

                                           By: /s/ Dion R. Friedland
                                           Name: Dion R. Friedland
                                           Title: Director


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